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                                                                         (e)(12)

May 7, 2000


James P. Treuting
36 Eagle Trace
Mandeville, LA 70471

Dear Mr. Treuting:

          As you know, Verio Inc. ("Verio") is entering into the Agreement and Plan of Merger among NTT Communications Corporation, Chaser Acquisition, Inc. ("Acquisition Sub") and Verio Inc. dated as of May 7, 2000 (the "Merger Agreement") pursuant to which it is anticipated that Acquisition Sub will acquire all the outstanding capital stock of Verio. As you also know, Verio has offered to continue your current employment after the consummation of the Offer and the Merger (both as defined in the Merger Agreement). Therefore, in consideration of such continued employment and the mutual covenants and agreements contained herein, Verio and you agree as follows:

          1. Effective immediately after consummation of the Offer (as defined in the Merger Agreement), Section 2.5 of the Compensation Protection Agreement between Verio and you dated September 3, 1998, (the "Protection Agreement") is amended by adding the following new subsection (f) immediately following subsection (e) appearing therein:

             "(f) Notwithstanding anything contained in this Agreement to the contrary, no acquisition of the Company's voting securities by, nor any merger, consolidation or reorganization of the Company with, any entity (or entities) that directly or indirectly is controlled by or is under common control with the NTT Communications Corporation shall constitute a Change in Control."

          2. Subsections (i) through (iv) of Section 2.8(a) of the Protection Agreement are amended in their entirety to read as follows:

             "(i) (A) a change in Protected Officer's title, position or responsibilities (including reporting responsibilities) which represent a material adverse change from Protected Officer's title, position or responsibilities as in effect at the execution of the Agreement and Plan of Merger dated as of May 7, 2000
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             (the "Merger Agreement") among NTT Communications Corporation
             ("NTT"), Chaser Acquisition Inc., and the Company; (B) the assignment to Protected Officer of any material duties or responsibilities which are significantly inconsistent with Protected Officer's title, position or responsibilities as in effect at the execution of the Merger Agreement; or (C) any removal of Protected Officer from or failure to reappoint or reelect Protected Officer to any of such offices or positions, except in connection with the termination of Protected Officer's employment for Disability, Cause, as a result of Protected Officer's death or by Protected Officer other than for Good Reason;

             (ii) reduction in Protected Officer's base salary to a level below that in effect at the execution of the Merger Agreement (except to the extent such reduction is part of a comprehensive reduction in salary applicable to employees of the Company generally so long as the reduction applicable to Protected Officer is comparable to the reduction applied to other senior executives of the Company), or any failure to pay Protected Officer any compensation or benefits to which Protected Officer is entitled within five (5) days of the date due other than an inadvertent failure, administrative error or on account of events beyond the control of the Company;

             (iii) the Company's requiring Protected Officer to be based at any place outside the farther of a 50-mile radius Protected Officer's job location and a 50-mile radius of the Protected Officer's residence prior to the execution of the Merger Agreement, except for reasonably required travel on the Company's business which is not materially greater than such travel requirements prior to the execution of the Merger Agreement, determined without regard to travel to meet with representatives of Parent (as defined in the Merger Agreement); or

             (iv) the failure by the Company to provide Protected Officer with compensation and benefits (other than any compensation or benefits under any stock option, stock purchase or other compensation or benefit plans, programs or practices payable in or measured by the value of the Company's common stock) in the aggregate, not significantly less (in terms of benefit levels and/or reward opportunities) to those provided under the employee benefit plans, programs and practices, including,

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             but not limited to, the plans listed on Appendix A, in which
             Protected Officer was participating at the execution of the Merger Agreement or which are provided to other similarly situated executives of the Company, except to the extent such failure is part of a comprehensive reduction in compensation or benefits applicable to employees of the Company generally so long as the reduction applicable to Protected Officer is comparable to the reduction applied to other senior executives of the Company."

          3. Subsection (viii) of Section 2.8(a) of the Protection Agreement is amended in its entirety to read as follows:

             "(viii) the failure of the Company to obtain an agreement, satisfactory to Protected Officer, from any Successors and Assigns (as hereinafter defined) to assume and agree to perform this Agreement, as contemplated by Section 11.1 hereof, provided,
                                                                --------
             however, that Good Reason shall not include a failure by NTT or any
             -------
             of its affiliates to assume and perform this Agreement in connection with the Merger."

          4.  The following new Section 2.8(d) is added immediately after
Section 2.8(c) of the Protection Agreement:

             "(d) For purposes of this Agreement, notwithstanding anything contained herein to the contrary, neither (i) any change in the Protected Officer's position or responsibilities that results primarily from the change in the status of the Company from a company the common stock of which is registered under the Securities Act of 1934 and traded on a national securities exchange or the NASDAQ National Market to a subsidiary of NTT, nor (ii) any change in the Protected Officer's amount or level of participation in the retention and incentive plan referred to in Section 6.14(a) of the Merger Agreement, as compared to the amount or level of participation in incentive plans of Verio prior to consummation of the transactions contemplated by the Merger Agreement, shall by itself or in combination with any other event or events constitute Good Reason."

          5. Subsection (iv) of Section 4.1(b) of the Protection Agreement is amended in its entirety to read as follows:

             "(iv) the restrictions on any outstanding incentive awards (including restricted stock and granted performance shares or

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             units) granted prior to the execution of the Merger Agreement to
             Protected Officer under the Company's stock option and other stock incentive plans or under any other incentive plan or arrangement shall lapse and such incentive award shall become 100% vested, all stock options and stock appreciation rights granted prior to the execution of the Merger Agreement to Protected Officer shall become immediately exercisable and shall become 100% vested and all performance units granted prior to the execution of the Merger Agreement shall become 100% vested."

          6.  If you are employed by Verio:

             (i) thirteen months after the date the Offer (as defined in the Merger Agreement) is consummated and have been continuously employed by Verio since the date of this letter agreement, Verio will pay to you an amount equal to one-half of the Employment Bonus (as defined below); and

             (ii) twenty-five months after the date the Offer (as defined in the Merger Agreement) is consummated and have then been continuously employed by Verio since the date of this letter agreement, Verio will pay to you the remainder of the Employment Bonus.

          You acknowledge and agree that any amounts that may become payable to you (or your successors) pursuant to the grants made as of the Effective Time (as defined in the Merger Agreement) under the retention and incentive plans adopted by Verio pursuant to Section 6.14(a) of the Merger Agreement shall be reduced by the amounts paid to you pursuant to this paragraph 6.

          For purposes of this paragraph 6, the "Employment Bonus" shall mean
(a) two times the sum of:

             (i) the amount of your annual base salary in effect immediately prior to the consummation of the Offer (as defined in the Merger Agreement), including all amounts of your annual base salary that are then deferred under the qualified and non-qualified employee benefit plans of Verio or any other agreement or arrangement; and

             (ii) the greater of (i) 100% of the last annual incentive payment paid or payable to you prior to the consummation of the Offer (as defined in the Merger Agreement) under Verio's

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             cash bonus incentive plan; and (ii) your incentive target for the fiscal year in which such Offer is consummated.

          7. You acknowledge and agree that your continued employment by Verio after consummation of the Offer (as defined in the Merger Agreement) and your participation in Verio's incentive and retention programs thereafter shall be subject to your execution prior to consummation of the Offer of (i) an agreement to remain employed by Verio immediately after the consummation of the Offer,
(ii) a written covenant not to compete with or solicit employees of Verio and its affiliates in the United States for a period ending at the later of two years following the consummation of the Offer and one year after termination of employment and (iii) an agreement to maintain the confidentiality of confidential information and data of Verio and its affiliates, each in a form reasonably satisfactory to NTT and Verio.

          8. This letter agreement (and the amendments to the Protection Agreement contained herein) shall cease to be effective upon the termination of the Merger Agreement pursuant to its terms.

          9. Nothing in this letter agreement entitles you to be employed by Verio for any specific period of time or otherwise interferes with your status as an employee at will of Verio.

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          Please indicate your acceptance of the terms hereof by executing a copy of this letter agreement and returning it to the undersigned.


                                          Very truly yours,


                                          /s/ Justin L. Jaschke
                                          ---------------------
                                          Name: Justin L. Jaschke
                                          Title:  Chief Executive Officer



     Accepted:

     /s/ James P. Treuting
     ---------------------
Name: James P. Treuting                   Date: May 7, 2000

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